SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                         FORM RW
         GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL ISSUERS UNDER SECTION 12 (b)
                              OR
           12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

               INTERNATIONAL GROUP HOLDINGS, INC.
           (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                        UTAH                   43-198-8515

(STATE OR OTHER JURISDICTION OF) (IRS EMPLOYER IDENTIFICATION NO.)
                International Building
            2457 East Sunrise Boulevard
           Ft. Lauderdale, Florida 33304
                  ---------------
                    561-733-8247
                  ---------------
SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT

NONE


SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT
COMMON STOCK, $.001 PAR VALUE PER SHARE
(TITLE OF CLASS)







ITEM 1

Further to a board meeting of the 5th of December and in line with the pending merger of IGH, it has been agreed by the board that in the best interests of the corporation and the shareholders that the form 10 SB should be withdrawn immediately. Appendum 1

ITEM 2

The management will reveiw the corporate situation subsequent to completion of the merger as to refiling.

FORWARD-LOOKING STATEMENTS
The following statements are or may constitute forward-looking statements: 1. Statements set forth in this Registration Statement, regarding possible assumed future results of operations, IGHIs ability to generate positive cash flows in the future, and IGHIs ability to expand its operations;
2. Any statements preceded by, followed by or that include the words believes, expects, predicts, anticipates, intends, estimates, should, may or similar expressions; and 3. Other statements contained or incorporated by reference in this Registration Statement regarding matters that are not historical facts.
Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include:
- general economic and business conditions;
- technology changes;
- competition;
- changes in business strategy or development plans;
- the ability to attract and retain qualified management and staff;
- liability and other claims which might be asserted against IGHI;
 and
- the failure to operate profitably or the inability to achieve positive cash flow. Such statements speak only as of the date that they were made, and undue reliance should not be placed on such statements. IGHI's independent public accountant has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that IGHI may issue in the future. IGHI does not undertake any obligation to release publicly any revisions to such forward-looking statements after the effective date of this Registration Statement except as required by law.


SIGNATURES
In accordance with Section 12 of the Securities Exchange Act of
 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized. December 5th 2003
INTERNATIONAL GROUP HOLDINGS, INC.

By: /s/ Gregg Fryett

        ----------------------------
        Gregg Fryett, President


Addendum 1 Board resolution

           Board Resolution

BE IT RESOLVED by the Board of Directors of International Group
Holdings, Inc. as follows:

That IGH should withdraw the Form 10SB filing with immediate e
ffect due to recent corporate developments. .       .

On behalf of the board


BY_____________________________________
President


BY_____________________________________
Secretary

5th December 2003.